UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 23, 2024: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2024 and Declares Quarterly Common Stock Dividend.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 23, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2024 and Declares Quarterly Common Stock Dividend

Maroussi, Athens, Greece – May 23, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three-month period ended March 31, 2024 and declared a common stock dividend.

First Quarter 2024 Financial Highlights:

•

Total net revenues of $46.7 million. Net income of $20.0 million or $2.89 and $2.87 earnings per share basic and diluted, respectively. Adjusted net income1 for the period was $18.5 million or $2.67 and $2.66 per share basic and diluted.

•

Adjusted EBITDA1 was $24.6 million.

•

An average of 19.6 vessels were owned and operated during the first quarter of 2024 earning an average time charter equivalent rate of $27,806 per day.

•

Declared a quarterly dividend of $0.60 per share for the first quarter of 2024 payable on or about June 19, 2024 to shareholders of record on June 12, 2024, as part of the Company’s common stock dividend plan.

•

As of May 23, 2024 we had repurchased 400,705 of our common stock in the open market for a total of about $8.2 million, since the initiation of our share repurchase plan of up to $20 million announced in May 2022.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“During 2024 and through mid-May of 2024, the containership markets continued their recovery mainly on the back of higher demand for vessels which resulted from longer trade routes. The latter resulted when liner companies decided to avoid going through the Red Sea and the Suez Canal in reaction to the attacks on shipping in the area. Rates for vessels similar to our 2,800 teu newbuildings increased by about 80% since the beginning of the year. Similar rate increases have been registered across most segments. We have been taking advantage of the improved rate environment and concluded charters for two of our newbuildings and extended the charters of certain of our other vessels, typically, at rates higher than the levels we anticipated three months ago. While it is unclear for how long the tense situation in the Red Sea will continue, after which rates might normalize, the market so far this year has been able to absorb the high level of newbuilding deliveries from the high overall vessel orderbook. The orderbook is still high by historical standards but it has come down to about 22% as a percentage of the global fleet. For the feeder and intermediate segments, the orderbook is quite low and stands at around 8% as a percentage of the global feeder fleet. What is more, over 20% of the capacity of the feeder segment has an age profile older than 20 years; it is, thus, not unlikely at all that the feeder fleet might even decline in the coming years.

1 Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

“The above mixed supply situation and a demand for containerized trade that depends not only on the economic trends across the globe but also on regional conflicts and geopolitical developments introduce significant uncertainties in the market. We believe that the best way to navigate through that is to remain focused on delivering our charter contract backlog strengthening our balance sheet and enhancing our liquidity. Operationally, our main priority is to safely and efficiently operate our fleet to reduce our carbon footprint through our newbuilding program and retrofits of our existing vessels.

“In parallel, we continuously evaluate investment opportunities that are accretive to our earnings while at the same time we continue to reward our shareholders by again declaring a $0.60 per share quarterly dividend which provides a significant yield to the holders of our shares.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “Our revenues for the first quarter of 2024 are increased by approximately 11% compared to the same period of 2023. This was mainly the result of the increased average number of vessels owned and operated in the first quarter of 2024, compared to the corresponding period of 2023. The Company operated an average of 19.60 vessels, versus 17.10 vessels during the same period last year. Net revenues amounted to $46.7 million for the first quarter of 2024 compared to $41.9 million for the first quarter of 2023.

“Total daily vessel operating expenses, including management fees, general and administrative expenses, but excluding drydocking costs, were slightly lower during the first quarter of 2024 compared to the same quarter of last year.

“Adjusted EBITDA1 during the first quarter of 2024 was $24.6 million compared to $26.0 million achieved in the first quarter of last year.

“As of March 31, 2024, our outstanding bank debt (before deducting the unamortized loan fees) was $148.6 million, versus restricted and unrestricted cash of approximately $55.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $39.0 million (excluding the unamortized loan fees).”

First Quarter 2024 Results:

For the first quarter of 2024, the Company reported total net revenues of $46.7 million representing an 11% increase over total net revenues of $41.9 million during the first quarter of 2023. On average, 19.6 vessels were owned and operated during the first quarter of 2024 earning an average time charter equivalent rate of $27,806 per day compared to 17.1 vessels in the same period of 2023 earning on average $29,231 per day. The Company reported a net income for the period of $20.0 million, as compared to a net income of $28.8 million for the first quarter of 2023.

Voyage expenses for the first quarter of 2024 amounted to $1.0 million as compared to voyage expenses of $0.4 million for the same period of 2023. The increased amount of 2024 is mainly attributable to bunkers consumption by three of our vessels (M/V “Synergy Antwerp”, M/V “Synergy Oakland” and M/V “Marcos”) during their drydock period.

Vessel operating expenses for the first quarter of 2024 amounted to $11.4 million as compared to $9.8 million for the same period of 2023. The increased amount is due to the higher number of vessels owned and operated in the first quarter of 2024 compared to the corresponding period of 2023.

Depreciation expense for the first quarter of 2024 amounted to $5.4 million compared to $5.3 million for the same period of 2023 due to the increased number of vessels in the Company’s fleet.

Related party management fees for the first quarter of 2024 increased to $1.6 million from $1.4 million for the same period of 2023 as a result of the higher number of vessels in our fleet and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros, partly offset by the favorable movement of the euro/dollar exchange rate.

In the first quarter of 2024 three of our vessels completed their special survey with drydock for a total cost of $5.6 million. In the first quarter of 2023 one of our vessels completed her special survey with drydock for a total cost of $0.6 million.

General and administrative expenses slightly increased to $1.2 million in the first quarter of 2024, as compared to $1.1 million in the first quarter of 2023.

 Finally, during the first quarter of 2023, we had other operating income of $1.3 million. The operating income for 2023 relates to loss of hire insurance for two of our vessels. The results of the Company for the first quarter of 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023. In the first quarter of 2024 we did not have any other operating income or other operating expenses.

Interest and other financing costs for the first quarter of 2024 amounted to $1.8 million, after deducting capitalized interest of $1.4 million charged on the cost of our newbuilding program, for a total cost of other finance and interest of $3.2 million, as compared to interest and other financing costs of $0.9 million for the same period of 2023 after deducting capitalized interest of $1.1 million charged on the cost of our newbuilding program, for a total interest and other financing cost of $2.0 million. This increase is due to the increased amount of debt and the increase in the weighted average benchmark rates of our bank loans in the current period compared to the same period of 2023. For the three months ended March 31, 2024 the Company recognized a $0.9 million gain on its interest rate swap contracts, comprising a $0.1 million realized gain and a $0.8 million unrealized gain. For the three months ended March 31, 2023 the Company recognized a $0.2 million loss on its interest rate swap contracts, comprising a $0.4 million realized gain and a $0.6 million unrealized loss.

Adjusted EBITDA1 for the first quarter of 2024 was $24.6 million, compared to $26.0 million achieved for the first quarter of 2023, primarily as a result of the increased total operating expenses of our fleet in the period of 2024.

Basic and diluted earnings per share for the first quarter of 2024 was $2.89 and $2.87, respectively, calculated on 6,923,331 basic and 6,969,324 diluted weighted average number of shares outstanding compared to basic and diluted earnings per share of $4.11 and $4.10, respectively for the first quarter of 2023, calculated on 6,998,213 basic and 7,014,090 diluted weighted average number of shares outstanding.

Excluding the effect on the income for the quarter of the unrealized loss / (gain) on derivatives, the amortization of below market time charters acquired, the depreciation charged due to the increased value of the vessels acquired with below market time charters and the gain on sale of vessel, the adjusted earnings per share for the quarter ended March 31, 2024 would have been $2.67 and $2.66 per share basic and diluted, respectively, compared to adjusted earnings of $3.10 and $3.09 per share basic and diluted, respectively, for the first quarter of 2023. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V (*)	Intermediate	72,968	6,350	2005	TC until Dec-24 then until Jul-25	$42,200 $15,000
SYNERGY BUSAN (*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP (*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND (*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG (*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P (*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P (*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA (*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS (*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI (*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL (*)	Feeder	37,237	2,800	2024	TC until Oct-24	$17,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Apr-26	$20,000
EM ASTORIA (+) (**)	Feeder	35,600	2,788	2004	TC until June-24	$20,000
EVRIDIKI G (*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU (*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P (*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
MONICA (*)	Feeder	22,262	1,800	2024	TC until May-25	$16,000
EM SPETSES (*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P (*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA (*)	Feeder	23,351	1,740	2005	TC until Feb-25	$13,000
JOANNA (*)	Feeder	22,301	1,732	1999	TC until May-24 then until Aug-24	$10,250 $13,500
AEGEAN EXPRESS (*)	Feeder	18,581	1,439	1997	TC until Oct-24	$8,000
Total Container Carriers	22	837,248	66,261

Vessels under construction	Type	Dwt	TEU	To be delivered
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q3 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total vessels under construction	4	118,998	9,200

Note: (*)(+) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) The vessel was sold and will be delivered to its buyers by June 30, 2024.

(***) Rate is net of commissions (which are typically 5-6.25%)

               Summary Fleet Data:

	Three Months, Ended March 31, 2023	Three Months, Ended March 31, 2024
FLEET DATA
Average number of vessels (1)	17.10	19.60
Calendar days for fleet (2)	1,539.0	1,784.0
Scheduled off-hire days incl. laid-up (3)	-	78.6
Available days for fleet (4) = (2) - (3)	1,539.0	1,705.4
Commercial off-hire days (5)	28.9	3.7
Operational off-hire days (6)	37.0	2.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,473.1	1,699.5
Fleet utilization (8) = (7) / (4)	95.7%	99.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.1%	99.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	97.6%	99.9%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	29,231	27,806
Vessel operating expenses excl. drydocking expenses (12)	7,333	7,267
General and administrative expenses (13)	741	696
Total vessel operating expenses (14)	8,074	7,963
Drydocking expenses (15)	387	3,163

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Thursday, May 23, 2024, at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13746787.

Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the first quarter ended March 31, 2024 will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2023	2024

Revenues
Time charter revenue	43,459,926	48,294,639
Commissions	(1,523,309)	(1,576,265)
Net revenues	41,936,617	46,718,374

Operating expenses / (income)
Voyage expenses	399,746	1,038,133
Vessel operating expenses	9,844,217	11,372,079
Drydocking expenses	595,368	5,642,834
Vessel depreciation	5,274,583	5,441,337
Related party management fees	1,440,575	1,591,558
Gain on sale of vessel	(5,158,370)	-
General and administrative expenses	1,140,647	1,242,497
Other operating income	(1,290,000)	-
Total operating expenses, net	12,246,766	26,328,438

Operating income	29,689,851	20,389,936

Other income / (expenses)
Interest and other financing costs	(887,671)	(1,800,154)
(Loss) / gain on derivatives, net	(244,250)	863,006
Foreign exchange (loss) / gain	(34,670)	1,992
Interest income	231,348	547,394
Other expenses, net	(935,243)	(387,762)

Net income	28,754,608	20,002,174
Earnings per share, basic	4.11	2.89
Weighted average number of shares, basic	6,998,213	6,923,331
Earnings per share, diluted	4.10	2.87
Weighted average number of shares, diluted	7,014,090	6,969,324

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2023	March 31, 2024

ASSETS
Current Assets:
Cash and cash equivalents	58,613,304	49,372,871
Trade accounts receivable	2,037,940	2,708,793
Other receivables	2,276,116	2,958,108
Inventories	2,538,342	3,059,636
Restricted cash	2,994	320,817
Prepaid expenses	502,833	1,509,462
Derivatives	-	396,016
Asset held for sale	-	4,050,382
Total current assets	65,971,529	64,376,085
Fixed assets:
Vessels, net	267,626,155	308,064,777
Long-term assets:
Advances for vessels under construction	85,375,650	87,659,995
Restricted cash	5,700,000	5,700,000
Derivatives	-	143,153
Total assets	424,673,334	465,944,010

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	30,839,541	38,606,573
Trade accounts payable	5,746,510	8,789,681
Accrued expenses	1,865,615	5,656,286
Accrued dividends	105,250	159,850
Derivatives	56,042	-
Deferred revenue	11,275,911	11,472,733
Due to related company	1,298,941	2,348,497
Total current liabilities	51,187,810	67,033,620

Long-term liabilities:
Long-term bank loans, net of current portion	99,161,871	108,788,087
Derivatives	168,138	-
Other non-current liabilities	-	1,049,428
Fair value of below market time charters acquired	7,580,306	6,348,530
Total long-term liabilities	106,910,315	116,186,045
Total liabilities	158,098,125	183,219,665

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,014,331 and 7,013,581, issued and outstanding)	210,430	210,407
Additional paid-in capital	258,434,237	258,789,820
Retained earnings	7,930,542	23,724,118
Total shareholders’ equity	266,575,209	282,724,345
Total liabilities and shareholders’ equity	424,673,334	465,944,010

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2023	2024

Cash flows from operating activities:
Net income	28,754,608	20,002,174
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	5,274,583	5,441,337
Amortization and write off of deferred charges	92,296	132,307
Share-based compensation	337,167	355,560
Gain on sale of vessel	(5,158,370)	-
Unrealized loss / (gain) on derivatives	601,600	(763,350)
Amortization of fair value of below market time charters acquired	(3,797,515)	(1,231,776)
Changes in operating assets and liabilities	(1,353,666)	1,257,552
Net cash provided by operating activities	24,750,703	25,193,804

Cash flows from investing activities:
Cash paid for vessels under construction	(39,487,240)	(18,789,564)
Cash paid for vessels acquisitions and vessel improvements	(314,988)	(28,433,791)
Net proceeds from sale of a vessel	10,100,598	-
Net cash used in investing activities	(29,701,630)	(47,223,355)
Cash flows from financing activities:
Cash paid for share repurchase	(1,859,943)	-
Dividends paid	(3,495,359)	(4,153,999)
Loan arrangement fees paid	(221,000)	(378,000)
Offering expenses paid	(56,877)	-
Proceeds from long-term bank loans	26,000,000	27,000,000
Repayment of long-term bank loans	(12,985,000)	(9,361,060)
Net cash provided by financing activities	7,381,821	13,106,941

Net increase / (decrease) in cash, cash equivalents, and restricted cash	2,430,894	(8,922,610)
Cash, cash equivalents, and restricted cash at beginning of period	31,438,506	64,316,298
Cash, cash equivalents, and restricted cash at end of period	33,869,400	55,393,688
Cash breakdown
Cash and cash equivalents	29,824,554	49,372,871
Restricted cash, current	144,846	320,817
Restricted cash, long term	3,900,000	5,700,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	33,869,400	55,393,688

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2024
Net income	28,754,608	20,002,174
Interest and other financing costs, net (incl. interest income)	656,323	1,252,760
Vessel depreciation	5,274,583	5,441,337
Gain on sale of vessel	(5,158,370)	-
Loss / (gain) on interest rate swap derivatives, net	244,250	(863,006)
Amortization of below market time charters acquired	(3,797,515)	(1,231,776)
Adjusted EBITDA	25,973,879	24,601,489

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, loss / (gain) on interest rate swap derivatives, net, gain on sale of vessel, and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and liquidity position and because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of financial costs, (gain) / loss on interest rate swaps, gain on sale of vessel, depreciation, and amortization of below market time charters acquired. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income to Adjusted Net Income

(All amounts expressed in U.S. Dollars except share data and per share amounts)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2024
Net income	28,754,608	20,002,174
Unrealized loss / (gain) on derivatives	601,600	(763,350)
Gain on sale of vessel	(5,158,370)	-
Amortization of below market time charters acquired	(3,797,515)	(1,231,776)
Depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	1,278,771	497,062
Adjusted net income	21,679,094	18,504,110
Adjusted earnings per share, basic	3.1	2.67
Weighted average number of shares, basic	6,998,213	6,923,331
Adjusted earnings per share, diluted	3.09	2.66
Weighted average number of shares, diluted	7,014,090	6,969,324

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized loss/ (gain)  on derivatives, gain on sale of vessel, amortization of below market time charters acquired and vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net income and Adjusted earnings per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 22 vessels, including 15 Feeder containerships and 7 Intermediate containerships. Euroseas 22 containerships have a cargo capacity of 66,261 teu. After the delivery of four feeder containership newbuildings in the remaining of 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com